FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
December 21, 2000                            Vice President-Investor Relations
                                             214/978-2691

  HALLIBURTON ANNOUNCES NEW STRUCTURE AND ENGINEERING AND CONSTRUCTION CHARGES

         DALLAS, Texas -- In its third quarter earnings conference call, Halliburton Company (NYSE:HAL) detailed its concerns regarding the poor near term market outlook for the downstream engineering and construction business and its decision to reorganize the engineering and construction business. A consolidating customer base, difficult relationships with certain customers, some financially stressed competitors and a fiercely competitive environment are all factors influencing the reorganization decision and affecting productivity and profitability. By way of contrast, Halliburton Company continues to experience very strong markets in its upstream energy services businesses, especially in North America.

         Halliburton Company will operate two business segments in the future: the Halliburton Energy Services Group and the Engineering and Construction Group.

         The Halliburton Energy Services Group will include Halliburton Energy Services, Landmark Graphics, large integrated projects that include both surface and sub-surface components, and the following businesses that were formally part of Brown & Root Energy Services - Halliburton Subsea, Wellstream, Production Services, Granherne, Bredero-Shaw joint venture and the EMC joint venture.

         All engineering and construction activities will be consolidated under the Engineering and Construction Group. The upstream oil and gas engineering and construction, fabrication capabilities as well as the traditional engineering and construction business will be under Kellogg Brown & Root management. Individual brand identities will be maintained.

         Current business conditions require us to focus on our core engineering and construction competencies of serving the energy, civil and government markets. Our goal is to deliver consistent, predictable, and profitable results. This will result in recording approximately $120 million after tax charges in the fourth quarter related to restructuring and charges on projects of the engineering and construction businesses.

                                     -more-

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Halliburton Company                         page 2


Both Brown & Root Energy Services and Kellogg Brown & Root are impacted by the charges and reorganization.

         The portion of the charges related to reorganization costs is expected to be approximately $25 million after tax and primarily relate to severance costs associated with a reduction in the number of senior management positions and costs to exit several facilities no longer required, while the remaining charges primarily relate to project specific matters.

         During the quarter, several large fixed fee engineering and construction projects, including two projects where Kellogg Brown & Root participates as a member of a construction joint venture, incurred significant additional costs related to projected completion of the projects. Much of the additional costs relate to labor disturbances in Venezuela and West Africa that have significantly affected productivity on the projects. While claims will be made for a large portion of the additional costs, management does not believe that all the claims will be recovered. In addition, negotiations with customers regarding cost increases on seven other projects have not resulted in resolution of certain claims as originally anticipated.

         Our goal for the engineering and construction business is to earn a 3 percent margin in 2001 and between 3-5 percent margin in the longer term given the expected market conditions. We believe this new structure will allow us to meet that goal. Our total backlog at the end of November 2000 was $9.7 billion. Approximately $6.5 billion relates to the backlog in the new Engineering and Construction Group businesses and we expect that backlog to be stronger at the end of 2001. We anticipate working off about sixty to sixty-five percent of that level of backlog during 2001.

         Due to the ongoing strength of our upstream energy services businesses, fourth quarter 2000 earnings per share are expected to be between $0.25 and $0.27 per diluted share, including discontinued operations but excluding the items discussed above. "

         Dave Lesar, Halliburton's chairman of the board, president and chief executive officer, said, "We are very disappointed that the high price oil and gas environment has not yet translated to increased spending by our customers on engineering and construction projects. The overwhelming majority of our projects are executed efficiently and profitably. We continue to identify ways to mitigate increased costs and aggressively negotiate claims resolution with our customers. This new structure will allow us to leverage our businesses more effectively as additional oil and gas engineering and construction project opportunities are planned by our customers.

         "On a more  positive  note,  we are very  pleased  with the  continuing
strong   performance  at  Halliburton  Energy  Services,  Landmark  and  Dresser

                                     -more-

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Halliburton Company                         page 3


Equipment Group. Our efforts on selling the Dresser Equipment Group are proceeding with bids due this week. We plan to be in negotiations with leading bidders by early in January," Lesar concluded.

         The Company also announced that it has now purchased in excess of twenty million shares of its stock under the previously announced stock repurchase plan.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's web site can be accessed at www.halliburton.com.


NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 2000 for a more complete discussion of such risk factors.

                                       ###

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